

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2019

Daniel Draper
Chief Executive Officer
Invesco DB Multi-Sector Commodity Trust
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

>   **Re: Invesco DB Multi-Sector Commodity Trust**
>   **Registration Statement on Form S-1**
>   **Filed August 13, 2019**
>   **File No. 333-233254**

Dear Mr. Draper:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities